UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

Commission File Number: 333-120787

The Jean Coutu Group (PJC) Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Quebec ———————————————————————————————————
(Jurisdiction of incorporation or organization)

530 Bériault, Longueuil, Province of Quebec, Canada
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [ ] Form 20-F [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-k of The Jean Coutu Group (PJC) Inc. (the "Company")
consists of the Company's press release issued on March 17, 2005 attached as
Exhibit 1 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Jean Coutu Group (PJC) Inc.

Date: March 21, 2005	By:	Kim Lachapelle
	Name:	Kim Lachapelle
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

1	Press Release of March 17, 2005